ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
September 24, 2009	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
Via Edgar	CLIENT/MATTER NUMBER 034855-0101

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 30549

Re:	Lotsoff Capital Management Investment Trust – Amended Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Lotsoff Capital Management Investment Trust (the “Company”), we are hereby transmitting for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s amended preliminary notice of special meeting, proxy statement and form of proxies (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with a special meeting of shareholders of the Company (the “Special Meeting”).

The only substantive matter to be considered at the Special Meeting is the approval of a new investment advisory agreement for the Company’s sole series, the Lotsoff Capital Management Micro Cap Fund.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Attachments

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.